File Number: 57532-0018-Letters

Direct Line: (604) 691-7445
Direct Fax Line: (604) 893-2679
E-Mail: tdeutsch@lmls.com

December 9, 2009

Delivered
Mail Stop No. 3561

United States Securities and Exchange Commission
Office of Beverages, Apparel and Health Care Services
100 F Street, N.E.
Washington, D.C. 20549

Attention:        Ms. Tia Jenkins, Senior Assistant Chief Accountant

Dear Sirs/Mesdames:

Re:

Naturally Advanced Technologies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed April 13, 2009
Form 10-Q for Three Months Ended March 31, 2009
Filed May 20, 2009
File No. 000-50367
Response to SEC Comments

            We write on behalf of our client, Naturally Advanced Technologies, Inc. (the "Company"), in response to the Staff's recent letter of November 5, 2009 (the "Comment Letter") signed by Ms. Tia Jenkins, Senior Assistant Chief Accountant, Office of Beverages, Apparel and Health Care Services of the Division of Corporation Finance, of the United States Securities and Exchange Commission (the "Commission").

On behalf of the Company we are now pleased to provide below the Company's item-by-item responses to the Commission Staff's comments made in the Comment Letter.

            We confirm that the factual information provided herein relating to the Company has been made available to us by the Company. We also confirm that the paragraph numbering used for each response below corresponds to the paragraph numbering used in the Staff's Comment Letter.

SEC Comment:

Form 10-K for the Year Ended December 31, 2008

Notes to Consolidated Financial Statements

Stock Option Plan, Page 62

1.        It appears from your disclosure on pages 62 and 63 that stock options issued under the 2008 Fixed Share Option Plan and the 2006 Stock Option Plan become exercisable over a period of one year, based upon continued employment or upon the achievement of predetermined deliverables. In addition, we note several disclosures on page 69 that the compensation expense related to issued stock options was recognized when certain conditions were met with the approval of the board of directors. Please provide a detailed discussion of how your recognition of compensation expense is in accordance with the applicable accounting literature particularly paragraphs 718-10-55-60 through 718-10-55-63 of the FASB Accounting Codification.

Company Response:

The Company granted 1,000,000 options in August 2007 and 500,000 options in October 2008. These options are exercisable over a period of three years, based upon several conditions including achievement of certain predetermined deliverables, market condition and approval from the Company's compensation committee. The market condition was the doubling of the Company's share price for a minimum sustained period of three months.

During the year ended December 31, 2008, 750,000 options of the 1,000,000 options granted in 2007 vested after approval from the compensation committee and resulted in $314,965 stock-based compensation being recorded. During the year ended December 31, 2008, none of the 500,000 options granted in 2008 vested and no stock-based compensation was recorded.

The fair value of the 1,000,000 options at the date of grant was estimated to be $419,954 using Black-Scholes option pricing model with an expected life of three years, an average risk free interest rate of 4.64% and an average expected volatility of 114%. The fair value of the 500,000 options at the date of grant was estimated to be $303,269 using Black-Scholes option pricing model with an expected life of three years, an average risk free interest rate of 2.06% and an average expected volatility of 74%. The service period over which the compensation cost is to be recognized was estimated to be three years.

Pursuant to paragraph 718-10-55-63, the Company should have recorded $46,662 compensation cost during the year ended December 31, 2007 and $289,301 during the year ended December 31, 2008 relating to the 1,000,000 options granted in 2007. In addition, the Company should have recorded $16,848 compensation cost during the year ended December 31, 2008 relating to the 500,000 options granted in 2008.

Consequently, compensation cost was understated by $46,662 during the year ended December 31, 2007 and overstated by $8,816 during the year end December 31, 2008.

These differences, combined with other unadjusted differences for the years ended December 31, 2007 and 2008, did not exceed the Company's auditor materiality in either of those years and consequently no adjustment was recorded.

SEC Comment:

Form 10-Q for the Period Ended March 31, 2009

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operation, Page 13

2.        It appears from your disclosure that you expect to transition out of your apparel business by the end of 2009. Please provide a detailed discussion of how your decision has affected your estimate for the carrying value of long-lived assets associated with the apparel business. Please refer to the guidance in paragraph 360-10-35-21 and 360-10-35-22 of the FASB Accounting Codification.

Company Response:

We are informed by the Company that there are no long-lived assets associated with the apparel business.

SEC Comment:

Other Exchange Act Reports

3.        Please revise your other Exchange Act reports, as necessary, to comply with our comments.

Company Response:

We confirm, on behalf of the Company, that we are informed by the Company that the Company has taken the Staff's comments into account and will provide appropriate disclosure in its future Exchange Act reports, as appropriate, to comply with the Staff's comments.

*   *   *

            In addition to the Company's responses above, enclosed herewith please find a signed statement from the Company acknowledging that:

    the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

    Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            On behalf of the Company we sincerely hope and trust that the foregoing responses are sufficiently responsive to the Staff's Comment Letter, which the Company has found helpful, and we now look forward to any follow-on comments or requests, if any, that the Commission may have in this matter and at the Commission's convenience hereafter.

Yours very truly,

"Thomas J. Deutsch"

Thomas J. Deutsch*
for Lang Michener LLP
*        Law Corporation

Enclosure (Company acknowledgement)
cc:        Naturally Advanced Technologies, Inc.; Attn.: Mr. Guy Prevost, CFO